SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

AMENDMENT NO, 2 TO
SCHEDULE 13E-3
(Rule 13e-100)

Transaction Statement Under Section 13(e) of the Securities
Exchange Act of 1934 and Rule 13e-3 Thereunder

Rule 13e-3 Transaction Statement
under Section 13(e) of the Securities Exchange Act of 1934

NEFFS BANCORP, INC.
(Name of Issuer)

NEFFS BANCORP, INC.
NBI MERGER SUB, INC.
(Name of Persons Filing Statement)

Common Stock
(Title of Class of Securities)

640098 10 9
(CUSIP Number of Class of Securities)

John J. Remaley
President and Chief Executive Officer
Neffs Bancorp, Inc.
5629 Route 873
Neffs, Pennsylvania 18065
(610) 767-3875
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of the Persons Filing Statement)

Copy to:
John J. Gorman, Esq.
Luse Gorman Pomerenk & Schick, PC
5335 Wisconsin Ave, N.W. Suite 780
Washington, DC 20015
(202) 274-2000
(202) 362-2902 (facsimile)

This statement is filed in connection with (check the appropriate box):

☑ a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐ b.	The filing of a registration statement under the Securities Act of 1933.

☐ c.	A tender offer.

☐ d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☑

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee
$3,997,136	$800.00
*
Calculated solely for the purpose of determining the filing fee.  This amount assumes that 13,976 shares of common stock of the subject company are acquired in the merger for $286.00 per share in cash, for a total consideration of $3,997,136.  Pursuant to Rule 0-11, the amount required to be paid with the filing of this Schedule 13E-3 equals 0.0002 of the total consideration, or $800.

☑
Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of filing.

Amount Previously Paid:  $800.00

Form of Registration Number:  Preliminary Proxy Statement on Schedule 14A

Filing Party:  Neffs Bancorp, Inc.

Date Filed:  April 8, 2011

TABLE OF CONTENTS

INTRODUCTION

Item 1	Summary Term Sheet
Item 2	Subject Company Information
Item 3	Identity and Background of Filing Person
Item 4	Terms of the Transaction
Item 5	Past Contacts, Transactions, Negotiations and Agreements
Item 6	Purposes of the Transaction and Plans or Proposals
Item 7	Purposes, Alternatives, Reasons and Effects
Item 8	Fairness of the Transaction
Item 9	Reports, Opinions, Appraisals and Negotiations
Item 10	Source and Amount of Funds or Other Consideration
Item 11	Interest in Securities of the Subject Company
Item 12	The Solicitation or Recommendation
Item 13	Financial Statements
Item 14	Persons/Assets Retained, Employed, Compensated or Used
Item 15	Additional Information
Item 16	Exhibits
SIGNATURE

EXHIBIT INDEX

INTRODUCTION

This Amendment No. 2 to Rule 13e-3 Transaction Statement is being filed by Neffs Bancorp, Inc., a Pennsylvania corporation and registered bank holding company (the “Company”) and NBI Merger Sub, Inc., (a newly-formed, wholly-owned subsidiary of the Company) in connection with the proposed merger (the “Merger”) of NBI Merger Sub, Inc. with and into the Company, with the Company being the surviving corporation in the Merger.  The Merger will be effectuated pursuant to a Plan of Reorganization and Agreement of Merger dated as of March 17, 2011 (the “Merger Agreement”), between the Company and NBI Merger Sub, Inc., as it may be amended from time to time.

At the effective time of the Merger: (i) each share of common stock of the Company (the “Common Stock”) then held by a shareholder of record who as of the record date for the annual meeting of shareholders (the “Record Date”) held 25 or fewer shares (a “First Tier Record Holder”) will be converted into the right to receive $286.00 in cash per share from the Company, as to the shares held of record on the Record Date; (ii) each share of Common Stock then held by a shareholder of record who as of the Record Date held more than 25 but fewer than 101 shares of Common Stock (a “Second Tier Record Holder”) will be converted into the right to receive, as to the shares held of record on the Record Date, at the election of the shareholder, either (a) the per share cash consideration of $286.00, or (b) one share of a newly authorized class of Series A Preferred Stock of the Company; and (iii) each share of Common Stock then held by a shareholder of record who as of the Record Date held 101 or more shares (a “Third Tier Record Holder”) will remain as outstanding Common Stock of the Company.  In addition, if during the period between the Record Date and the effective time of the Merger, a First Tier Record Holder or a Second Tier Record Holder acquires by purchase, gift, bequest, or otherwise, any additional shares of Common Stock which are owned of record by such shareholder as of the effective time, each such additional share shall be converted into the right to receive one share of Series A Preferred Stock.  Similarly, each share of Common Stock acquired by a shareholder after the Record Date who was not already a Third Tier Record Holder will be converted into the right to receive shares of Series A Preferred Stock on a share for share basis.

The Company may limit the amount of cash payable in the transaction to an amount no less than $3.5 million, which would enable all shares held by record shareholders owning 25 or fewer shares and more than 80% of all shares held by record shareholders owning more than 25 shares but fewer than 101 shares as of March 17, 2011 to receive $286.00 in cash per share. At the time of election, if there are more recordholders holding more than 25 but fewer than 101 shares of Common Stock as of the Record Date electing cash than is available, priority will be given first to such shareholders of record as of the Record Date who were also holders of record as of March 17, 2011, the date of adoption of the Merger Agreement by the Board of Directors, and second to such shareholders owning the fewest number of shares of record as of the Record Date.  The cash limit will not be applicable if, at the time of election, recordholders holding more than 25 but fewer than 101 shares of Common Stock as of the Record Date elect cash that, when combined with the cash to be paid to record shareholders owning 25 or fewer shares, results in cash payments that would be less than $3.5 million.

To facilitate the Merger, the Company has also proposed an amendment to the Company’s Articles of Incorporation to authorize the issuance of 1,000,000 shares of preferred stock, par value $1.00 per share, including 500,000 shares of Series A Preferred Stock.

This Schedule 13E-3 is being filed with the Securities and Exchange Commission contemporaneously with a preliminary proxy statement (the “Proxy Statement”) filed by the Company pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, pursuant to which the shareholders of Neffs Bancorp, Inc. will be given notice of and asked to approve the Merger and the Merger Agreement, and to approve an amendment to the Company’s Articles of Incorporation to authorize the issuance of 1,000,000 shares of preferred stock, par value $1.00 per share, including 500,000 shares of Series A Preferred Stock, at the Company’s annual shareholders’ meeting.  The Proxy Statement is in preliminary form and is subject to completion or amendment.  The following cross-reference sheet included in this Schedule 13E-3 is being supplied pursuant to General Instruction G to Schedule 13E-3.  The information contained in the Proxy Statement, including all appendices thereto, is expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement and the appendices thereto.  Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Proxy Statement. All information contained in this Schedule 13E-3 concerning the Company has been supplied by the Company.

Item 1.                      Summary Term Sheet

The required information is incorporated herein by reference to the section of the Proxy Statement, which is incorporated as Exhibit 1 hereto, captioned “Summary Term Sheet,” and “Questions And Answers About The Annual Meeting And The Merger.”

Item 2.                      Subject Company Information

The required information is incorporated herein by reference to the section of the Proxy Statement captioned “Information About Neffs Bancorp, Inc. and Its Affiliates.”

Item 3.                      Identity And Background Of Filing Person

The filing persons are Neffs Bancorp, Inc. and NBI Merger Sub, Inc. The subject company is Neffs Bancorp, Inc.. The business address and telephone number of each filing person is c/o Neffs Bancorp, Inc., 5629 Route 873, Neffs, Pennsylvania 18065, telephone (610) 787-3875.  Information regarding the filing persons and the persons specified in Instruction C to the Schedule is incorporated herein by reference to the section of the Proxy Statement captioned “Information About Neffs Bancorp, Inc. and Its Affiliates,” and “Proposal III—Election of Directors.”

Item 4.                      Terms Of The Transaction

The required information is incorporated herein by reference to the sections of the Proxy Statement captioned “Summary Term Sheet,” “Special Factors—Purpose Of The Merger Proposal,” “—Background Of The Merger Proposal,” “—Reasons For The Merger Proposal,” “—Recommendation Of Our Board Of Directors; Fairness Of The Transaction,” “—Material U.S. Federal Income Tax Consequences of the Merger,” “Proposal I—The Merger,” including the subsections “—Structure Of The Merger,” “—Determination Of The Terms Of The Merger,” “—Interests Of Certain Persons In The Merger” and “—Rights Of Dissenting Shareholders;” and “Information Regarding The Annual Meeting Of Shareholders.”

Item 5.                      Past Contacts, Transactions, Negotiations And Agreements

The required information is incorporated herein by reference to the sections of the Proxy Statement captioned “Information About Neffs Bancorp, Inc. And Its Affiliates—Recent Affiliate Transactions In Neffs Bancorp, Inc. Stock,” “—Stock Repurchases By Neffs Bancorp, Inc.,” and “Proposal I—The Merger—Past Contacts, Transactions, Negotiations and Agreements.”

Item 6.                      Purposes Of The Transaction And Plans Or Proposals

The common stock acquired in the transaction will be cancelled and become authorized but unissued common stock.  Other than the Merger and related transactions described in response to Item 4, there are no plans, proposals or negotiations relating to or that would result in:

(1)	any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary;
(2)	any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary;
(3)	any material change in the Company’s present dividend rate or policy or in its indebtedness or capitalization;
(4)
any change in the Company’s present board of directors or management, including but not limited to plans or proposals to change the number or term of directors or to fill any existing vacancies on the board or to change any material term of any executive officer’s employment contract;

(5)	any other material change in the Company’s corporate structure or business;
(6)
any class of the Company’s equity securities to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

(7)
except as disclosed in response to Item 7 relating to the prospective termination of registration of the Company’s common stock under the Exchange Act, any class of the Company’s equity securities becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act; or

(8)	except as described in response to Item 7, the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act.

Item 7.                      Purposes, Alternatives, Reasons And Effects

The required information is incorporated herein by reference to the sections of the Proxy Statement captioned “Special Factors—Purpose of the Merger Proposal,” “—Alternatives Considered,” “—Background of the Merger Proposal,” “—Reasons for the Merger Proposal,” “—Effects of the Proposed Transaction on the Company,” “—Effects of the Transaction on Shareholders Generally,” “—Additional Effects of Transaction on Affiliated Shareholders,” “—Additional Effects of Transaction on Non-Affiliated Shareholders,” “—Purposes and Reasons for NBI Merger Sub for the Merger Proposal,” “—Material U.S. Federal Income Tax Consequences of the Merger,” “Proposal I—The Merger—Structure of the Merger,” “—Determination of the Terms of the Merger,” “—Interests of Certain Persons in the Merger,” “—Termination of Securities Exchange Act Registration” and “Pro Forma Effect of the Merger and Pro Forma Consolidated Financial Information (Unaudited).”

Item 8.                      Fairness Of The Transaction

The required information is incorporated herein by reference to the sections of the Proxy Statement captioned “Special Factors— Recommendation Of Our Board of Directors; Fairness of the Transaction”  and “Proposal I—The Merger—Determination of the Terms of the Merger.

Item 9.                      Reports, Opinions, Appraisals And Negotiations

The required information is incorporated herein by reference to the section of the Proxy Statement captioned “Special Factors —Opinion of Financial Advisor,” “—Recommendation of our Board of Directors; Fairness of the Transaction,” and “Proposal I—The Merger—Determination of the Terms of the Merger;” and Appendix C to the Proxy Statement.

Item 10.                    Source And Amount Of Funds Or Other Consideration

The required information is incorporated herein by reference to the section of the Proxy Statement captioned “Proposal I—The Merger—Source of Funds and Expenses.”

Item 11.                    Interest In Securities Of The Subject Company

The required information is incorporated herein by reference to the sections of the Proxy Statement captioned “Information About Neffs Bancorp, Inc. and its Affiliates —Voting Securities Held By the Directors and Executive Officers of Neffs Bancorp, Inc.,” “—Recent Affiliate Transactions in Neffs Bancorp, Inc. Stock” and “—Stock Repurchases by Neffs Bancorp, Inc..”

Item 12.                    The Solicitation Or Recommendation

The required information is incorporated herein by reference to the section of the Proxy Statement captioned ““Summary Term Sheet—Vote Required To Approve The Merger Agreement And Amendment To The Articles of Incorporation” and “Proposal I—The Merger—Interests of Certain Persons In The Merger.”

Item 13.                    Financial Statements

(a)   Audited financial statements of Neffs Bancorp, Inc. are incorporated herein by reference to its Annual Report on Form 10-K for the year ended December 31, 2010, which is included as Appendix E to the Proxy Statement.  Unaudited financial statements of Neffs Bancorp, Inc. for the quarter ended March 31, 2011 are incorporated herein by reference to its Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, which is included as Appendix F to the Proxy Statement.

(b)  The information set forth in the proxy statement under “Selected Consolidated Financial Data of Neffs Bancorp, Inc.” and “Pro Forma Effect of the Merger and Pro Forma Consolidated Financial Information (Unaudited),” and Appendices E and F to the Proxy Statement is incorporated herein by reference.

Item 14.                    Persons/Assets Retained, Employed, Compensated Or Used

The required information is incorporated herein by reference to the section of the Proxy Statement captioned and “Miscellaneous.”

Item 15.                    Additional Information

The required information is incorporated herein by reference to the section of the Proxy Statement captioned “Proposal II—Amendment to Articles of Incorporation.”

Item 16.                    Exhibits

1.	Preliminary Proxy Statement, Form of Proxy, Notice of Annual Meeting of Shareholders and related cover letter, filed with the Securities and Exchange Commission on May 19, 2011, including:

	Appendix A	Plan of Reorganization and Agreement of Merger Between Neffs Bancorp, Inc. and NBI Merger Sub, Inc.

	Appendix B	Pennsylvania Business Corporation Law Provisions Related to Dissenters’ Rights

	Appendix C	Fairness Opinion of Danielson Capital, LLC

	Appendix D	Articles of Amendment to the Articles of Incorporation of Neffs Bancorp, Inc.

	Appendix E	Neffs Bancorp, Inc. Annual Report on Form 10-K for the Year Ended December 31, 2010

	Appendix F	Neffs Bancorp, Inc. Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2011

(Incorporated herein by reference to the Company’s preliminary proxy material on Schedule 14A, filed with the SEC May 19, 2011 (Commission File No. 0-32605).)

2.	Fairness opinion of Danielson Capital, LLC.*

3.	Valuation report and going private analysis prepared by Danielson Capital, LLC.*

*	Previously filed with the Schedule 13E-3 on April 11, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: May 18, 2011	NEFFS BANCORP, INC.

	By:	\s\ Kevin A. Schmidt
Kevin A. Schmidt, Vice President

Date: May 18, 2011	NBI MERGER SUB, INC.

	By:	\s\ Kevin A. Schmidt
Kevin A. Schmidt, President & CEO

EXHIBIT INDEX

1.	Preliminary Proxy Statement, Form of Proxy, Notice of Annual Meeting of Shareholders and related cover letter, filed with the Securities and Exchange Commission on May 19, 2011, including:

	Appendix A	Plan of Reorganization and Agreement of Merger Between Neffs Bancorp, Inc. and NBI Merger Sub, Inc.

	Appendix B	Pennsylvania Business Corporation Law Provisions Related to Dissenters’ Rights

	Appendix C	Fairness Opinion of Danielson Capital, LLC

	Appendix D	Articles of Amendment to the Articles of Incorporation of Neffs Bancorp, Inc.

	Appendix E	Neffs Bancorp, Inc. Annual Report on Form 10-K for the Year Ended December 31, 2010

	Appendix F	Neffs Bancorp, Inc. Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2011

(Incorporated herein by reference to the Company’s preliminary proxy material on Schedule 14A, filed with the SEC May 19, 2011 (Commission File No. 0-32605).)

2.	Fairness opinion of Danielson Capital, LLC.*

3.	Valuation report and going private analysis prepared by Danielson Capital, LLC.*

*	Previously filed with the Schedule 13E-3 on April 11, 2011.